WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.

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   FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

       SUPER 8 MOTELS TEXAS, LTD.
         (A Limited Partnership)

 December 29, 1995 and December 30, 1994

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            Report of Independent Certified Public Accountants



To the Partners
Super 8 Motels Texas, Ltd.


We have audited the accompanying balance sheets of Super 8 Motels Texas, Ltd. as of December 29, 1995 and December 30, 1994, and the related statements of operations, partners' equity (deficit), and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Super 8 Motels Texas, Ltd. as of December 29, 1995 and December 30, 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 1995, in conformity with generally accepted accounting principles.

We have also audited Schedule II of Super 8 Motels Texas, Ltd. for each of the three years in the period ended December 29, 1995. In our opinion, these schedules present fairly, in all material respects, the information required to be set forth therein.




GRANT THORNTON LLP

Dallas, Texas
January 19, 1996

                        Super 8 Motels Texas, Ltd.

                              BALANCE SHEETS

                                        December 29,        December 30,
                  ASSETS                    1995                1994

CURRENT ASSETS
 Cash                              $       48,744       $          803
 Accounts receivable, net of
  allowance for doubtful accounts
  of $3,898 and $2,423 in 1995 and
  1994, respectively                       59,923               70,027
 Current portion of note receivable          -                  10,010
 Prepaid insurance                         20,802               18,456

     Total current assets                 129,469               99,296

PROPERTY AND EQUIPMENT
 Land                                     769,800              769,800
 Building and improvements              2,539,443            2,534,615
 Furniture and equipment                  408,990              407,212
                                        3,718,233            3,711,627
   Accumulated depreciation            (1,038,302)            (900,903)
                                        2,679,931            2,810,724

OTHER ASSETS                               38,272               34,894

                                     $  2,847,672           $2,944,914

 LIABILITIES AND PARTNERS' EQUITY

CURRENT LIABILITIES
 Current portion of note payable   $       45,000         $     45,000
 Accounts payable                          64,701               62,702
 Sales taxes payable                       34,953               30,761
 Property taxes payable                    37,060               33,940
 Accrued compensation                      22,735               23,889
 Accrued interest                           1,887                2,010

         Total current liabilities        206,336              198,302

NOTE PAYABLE, less current portion        326,838              371,838
                                          533,174              570,140

COMMITMENTS                                              -             -

PARTNERS' EQUITY                        2,314,498            2,374,774

                                     $  2,847,672           $2,944,914

                        Super 8 Motels Texas, Ltd.

                         STATEMENTS OF OPERATIONS




                                   Fiscal year ended
                                1995               1994             1993

Revenues
 Room rentals                $1,206,678        $1,018,149         $834,418
 Other                           59,603            53,025           42,010
                              1,266,281         1,071,174          876,428

Expenses
 Room expenses                  393,627           348,055          283,896
 General and administrative     230,020           199,133          154,721
 Utilities                       99,576           120,403          108,226
 Maintenance and repairs        105,430           132,401           78,067
 Depreciation and amortization  140,210           113,085           98,403
 Property taxes                  37,964            34,843           42,174
 Management fees                 60,619            47,267           51,066
 Franchise fees                 101,011            67,034           41,722
 Insurance                       36,813            34,218           35,585
 Interest                        45,387            25,000            -
 Other                           75,900            51,018           23,134
                              1,326,557         1,172,457          916,994

   Loss from operations         (60,276)         (101,283)         (40,566)

Unusual item - reduction
  of deferred management fees        -            134,012            -

       NET INCOME (LOSS)    $   (60,276)     $     32,729         $(40,566)

Net income (loss) per
   limited partner unit -
   10,000 limited partner units  $(5.97)            $3.24           $(4.02)

                        Super 8 Motels Texas, Ltd.

                 STATEMENTS OF PARTNERS' EQUITY (DEFICIT)




                               General       Limited
                               Partners      Partners        Total
Balances at January 1, 1994   $(17,765)    $2,400,376     $2,382,611

Net loss                          (406)       (40,160)       (40,566)

Balances at January 1, 1994    (18,171)     2,360,216      2,342,045

Net income                         327         32,402         32,729

Balances at December 30, 1994  (17,844)     2,392,618      2,374,774

Net loss                          (602)       (59,674)       (60,276)

Balances at December 29, 1995 $(18,446)    $2,332,944     $2,314,498

                       Super 8 Motels Texas, Ltd.

                        STATEMENTS OF CASH FLOWS



                                  Fiscal year ended
                                      1995             1994           1993
Cash flows from operating
  activities
Net income (loss)                    $(60,276)    $    32,729      $(40,566)
Adjustments to reconcile net income
  (loss)to net cash provided by
  (used in) operating activities
  Depreciation and amortization       140,210         113,085        98,403
Reduction of deferred management fees     -          (134,012)         -
Change in operating assets and
  liabilities Accounts receivable      10,104         (53,146)       (9,729)
Prepaid insurance                      (2,346)         10,167        22,108
Other assets                           (6,189)        (18,072)      (18,500)
Accounts payable                        1,999           8,999       (25,705)
Sales taxes payable                     4,192           4,201         2,625
Property taxes payable                  3,120          (3,012)        1,792
Accrued compensation                   (1,154)          6,069         5,910
Accrued interest                         (123)          2,010             -

Net cash provided by (used in)
  operating activities                 89,537         (30,982)       36,338

Cash flows from financing activities
Proceeds from mortgage payable             -          443,088          -
Payments made on notes payable        (45,000)        (26,250)         -

Net cash provided by (used in)
  financing activity                  (45,000)        416,838          -

Cash flows from investing activities
Property additions                     (6,606)       (451,256)       (5,925)
Collections on note receivable         10,010           8,340         9,857

Net cash provided by (used in)
  investing activities                  3,404        (442,916)        3,932

NET INCREASE (DECREASE) IN CASH        47,941         (57,060)       40,270

Cash at beginning of year                 803          57,863        17,593

Cash at end of year                 $  48,744     $       803     $  57,863

Interest paid during the year       $  45,510     $  22,991       $       -

                         Super 8 Motels Texas, Ltd.

                        NOTES TO FINANCIAL STATEMENTS




NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies of Super 8 Motels
Texas, Ltd. (the Partnership) applied in the preparation of the accompanying financial statements follows.

 Nature of Operations

 The Partnership's operations consist of hotel property near the Houston Intercontinental Airport. Its' customers generally are passengers or employees of the airlines which use the airport.

   Depreciation

   Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by the straight-line method. Accelerated methods of depreciation are used for tax purposes.

   Federal Income Taxes

   Federal income taxes are not reflected in the financial statements as the partners individually report their distributive shares of taxable income or loss of the Partnership.

 Fiscal Year

   The Partnership's fiscal year ends on the Friday nearest December 31. Fiscal years 1995 and 1994 comprised fifty-two week periods. Fiscal year 1992 comprised a fifty-three week period.

 Use of Estimates

 In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - PARTNERSHIP AGREEMENT

   The Partnership was formed under the laws of the State of Texas in September 1979.

   Allocations of cash distributions and income (losses) are 99% and 1%, respectively, to limited partners and general partners.

                        Super 8 Motels Texas, Ltd.

NOTE B - PARTNERSHIP AGREEMENT - Continued

   The general partners have an option which expires in 1999 to purchase a special 20% limited partner interest for $500,000.

   Franchise Fees

 Super 8 Motels, Inc., a company affiliated with former general partners of the Partnership, is franchisor for all Super 8 Motels. Through June 29, 1994, the Partnership paid monthly fees to the franchisor equal to 4% of its gross room revenues and contributed an additional 1% of its gross room revenues to an advertising fund administered by the franchisor. In September 1993, Super 8 Motels, Inc. (Super 8) and the Partnership agreed to terminate the Super 8 System Franchise agreement (Franchise Agreement) dated November 13, 1980. The Partnership executed an agreement with Super 8's affiliate, Ramada Franchise Systems, Inc. (Ramada) to convert the hotel to a Ramada facility. The conversion was effective
 June 30, 1994. Under the new agreement, the Partnership pays monthly fees to the franchisor equal to 3.5% of its gross room revenues through June 29, 1995 and 4% thereafter. The Partnership contributes an additional 4.5% of its gross room revenues to a fund administered by the franchisor for advertising, promotion, training, reservations, and other related services and programs.


 NOTE C - RELATED PARTY TRANSACTIONS

   Management Fees

   An affiliate of a former general partner managed the Partnership's motel until May 31, 1989. The fee for this service was 5% of gross operating revenues from Partnership operations. Three-fifths of the management fee was deferred until receipt by the limited partners of a cumulative 10% per annum pre-tax return of their adjusted capital contributions, as defined. As of December 31, 1993, the amount of deferred management fees was $134,012. During 1994, this obligation was written off because it was determined that it was unlikely to require payment in the future.

   On June 1, 1989, an affiliate of a new general partner assumed management of the motel. For its services, the management company receives a base management fee equal to the greater of three percent (3%) of the gross revenues of the hotel or $36,000 per year. Management fees were $37,979 for the year ended 1995 and $36,000 for the years ended 1994 and 1993. In addition to the base management fee, the management company receives an incentive management fee equal to ten percent (10%) of gross operating profit, as defined. During 1995 and 1994, incentive management fees were $22,640 and $11,267, respectively. Additionally, accounting service fees paid to another affiliate of a general partner were $26,346, $13,000, and $15,750 for 1995, 1994, and 1993, respectively. Expense reimbursements to a general partner for expenses incurred were approximately
 $8,600, $9,800, and $8,800 in 1995, 1994, and 1993, respectively.

                        Super 8 Motels Texas, Ltd.

NOTE D - SIGNIFICANT CUSTOMER

 The Partnership's revenues for fiscal 1995, 1994, and 1993 include amounts from a single customer of $100,620, $58,203, and $105,969, respectively.


NOTE E - NOTE PAYABLE

 Note payable consist of the following:

                                                 1995        1994

  Mortgage note, due in monthly principal
  installments of $3,750 plus interest,
  at prime plus 2% (10.5% at December 31,
  1995) collateralized by property and
  cash, with unpaid principal due in 2004.       $371,838  $416,838
    Less current portion                           45,000    45,000

                                                 $326,838  $371,838

 Annual maturities of the notes payable during the next five years are as follows:

    1995                                                        $  45,000
    1996                                                           45,000
    1997                                                           45,000
    1998                                                           45,000
    1999                                                           45,000
 Thereafter                                                       146,838

                                                                $ 371,838

                             Super 8 Motels Texas, Ltd.

         SCHEDULE II - VALUATION AND QUALIFYING AMOUNTS AND RESERVES




                                                Additions
                                    Balance at  charged to  Balance at
                                    beginning   cost and     end of
Description                         of period   expenses    period
Allowance for doubtful accounts
 deducted from accounts receivable
 in the balance sheet
   Year ended
         December 31, 1993         $1,002    $     -      $   828    $  174
         December 30, 1994         $  174    $     -      $     -    $2,423

         December 29, 1995         $2,423    $3,728       $ 2,253    $3,898

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